UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Announces “The Deal” to World Premiere at 2008 Sundance Film Festival

Invitation to Screen “The Deal” at North America’s Most Influential Independent Movie Showcase Marks Company’s Second Consecutive Year at Sundance

Toronto -- January 22, 2008 –  Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, announced today that the Company will world premiere “The Deal” at the prestigious Sundance Film Festival today, January 22, at 9:30 pm MST at the 1,200 seat Eccles Theater in Park City, Utah.  “The Deal” will have its world premiere in Sundance’s elite Premieres Program, which showcases the diversity of contemporary cinema. Entertainment industry executives are expected to attend the premier to explore possible acquisition and distribution contracts.

 “Peace Arch expects to build upon the success of this year’s Sundance festival, as it did last year, with a continued commitment to innovative content that has commercial potential in the marketplace,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment Group. “We congratulate the cast and crew of ‘The Deal’ and all the members of the Peace Arch team who contributed to this success, and we are confident that this film will entertain both the Sundance Film Festival audiences and the movie-going public in 2008.”

Held this year from January 17 - 27, 2008 in and around Park City and Salt Lake City, Utah, Sundance is the most influential North American showcase for U.S. and international independent film.  Invitations to screen at Sundance are highly coveted, as many of the most successful and critically acclaimed independent films each year are premiered there.

“The Deal” stars William H. Macy (“Thank You For Smoking” “The Cooler” “Fargo”), Meg Ryan (“When Harry Met Sally” “Sleepless In Seattle” “You Have Mail”), LL Cool J (“Deep Blue Sea“ “Any Given Sunday”) and Elliott Gould (“Ocean’s Eleven” “MASH”).  The film is directed by Steven Schachter and written by Schachter and Macy, based on the popular novel by Peter Lefcourt “The Deal: A Novel of Hollywood” (1991).  Macy and Schachter are long-time collaborators having written the multiple Emmy® Award-winning television movie “Door to Door” and the Emmy® Award and Golden Globe nominated television movie “The Wool Cap.”

In “The Deal,” a struggling film producer (Macy) teams up with a beleaguered studio executive (Meg Ryan) who is forced to make a doomed action movie with him in which their mercurial star (LL Cool J) seems determined to finish their careers.  When their action hero is kidnapped and the studio abruptly shuts down production, the mismatched pair conspire to keep the cameras rolling at the studio’s expense – and reluctantly fall in love in the process.

“The Deal” is produced by Irene Litinsky, Keri Nakamoto and Michael Prupas and executive produced by Jason Berk, Matt Lane, Gary Howsam and Lewin Webb.  The film will be distributed worldwide by Peace Arch Entertainment.

Peace Arch acquired worldwide distribution rights to “The Deal” in April, 2007.  This acquisition of rights continues Peace Arch’s business strategy of assembling a diverse annual slate of new film and television programming through in-house production and third-party acquisitions, and generating revenues by the worldwide distribution of that content.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com. For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Contact:

     Roy Bodner

     Senior Vice President

     Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

#     #     #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 24, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.